UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Equity Acquisition Agreement

On February 28, 2025, 2025, Robo.ai Inc. (formerly known as NWTN Inc.), a Cayman Islands exempted company (the “Company”), entered into a share exchange acquisition agreement (the “Original Agreement”) with Astra Mobility Meta (Cayman Islands) Limited, a Cayman Islands exempted company (“Astra”). On May 25, 2025, the Company, Astra, Easymeta Journey Limited (British Virgin Islands), a business company incorporated in the British Virgin Islands and a 51% shareholder of Astra (“Easymeta”), and Planeter Future Holding Limited (British Virgin Islands), a business company incorporated in the British Virgin Islands and a 49% shareholder of Astra (“Planeter,” together with Easymeta, the “Astra Shareholders”), entered into a supplemental agreement (the “Supplemental Agreement,” together with the Original Agreement, the “Astra Agreement”) to amend and supplement the Original Agreement.

Pursuant to the Astra Agreement, the Company agreed to issue 15,000,000 Class B ordinary shares (the “Consideration Shares”), each such share being valued at $1.00 per share, to Astra Shareholders in exchange for all of their equity interest in Astra (the “Astra Transaction”). Astra, with the assistance of the Astra Shareholders, agreed to deliver to the Company a complete and comprehensive list of intellectual property rights by June 30, 2025.

Upon the acceptance by the Company of an appraisal report of Astra, issued by a qualified third-party appraisal firm (the “Appraisal Report Acceptance”), (i) the Astra Shareholders will transfer 100% of Astra equity interest to the Company and Astra will become a wholly-owned subsidiary of the Company and (ii) the Company shall issue the Consideration Shares to an escrow account jointly controlled by the Company, Astra and the Astra Shareholders (the “Escrow Account”). The Consideration Shares shall be released from the Escrow Account to the Astra Shareholders upon the registration of Astra’s intellectual property (the “IP Registration”) with the relevant government authorities. In the event that Astra failed to complete the IP Registration within 18 months from the date of the Supplemental Agreement, the Consideration Shares shall be forfeited and returned to the Company.

The Consideration Shares are subject to a lock-up period commencing on the date of issuance and ending: (a) with respect to 50% of such shares, on the one-year anniversary of continued service of the Astra Shareholders and the team under their management (collectively, the “Astra Team”) with Astra; and (b) with respect to the remaining 50% of such shares, on the two-year anniversary of the Astra Team’s continued service with Astra, subject in each case to the achievement of performance conditions to be determined by the Company’s Board of Directors.

Pursuant to the Astra Agreement, the Consideration Shares may only be registered with the Securities and Exchange Commission upon the Appraisal Report Acceptance and IP Registration. The Astra Agreement also contains other customary terms and provisions.

The foregoing summary of the Astra Agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the Original Agreement the Supplemental Agreement, which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

On August 29, 2025, the Astra Shareholders transferred all of their equity interest in Astra to the Company and Astra became a wholly-owned subsidiary of the Company.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	English Translation of Share Exchange Acquisition Agreement, dated February 28, 2025, by and between NWTN Inc. and Astra Mobility Meta (Cayman Islands) Limited
10.2	Supplemental Agreement, dated May 25, 2025, by and among NWTN Inc., Astra Mobility Meta (Cayman Islands) Limited, Easymeta Journey Limited (British Virgin Islands) and Planeter Future Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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